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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. N/A)

                        Cypress Financial Services, Inc.
                        --------------------------------

                                (Name of Issuer)



                    Common Stock, $.001 par value per share
                    ---------------------------------------

                         (Title of Class of Securities)


                                   232781104
                                   ---------
                                 (CUSIP Number)

                               February  12, 1999
                               ------------------

            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:
[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Batchelder & Partners, Inc./  - 33-0688983


2.  CHECK THE APPRPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a)  [ ]
     (b)  [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
    California

                     5.  SOLE VOTING POWER

                         400,000 (See Note to Item 4 below)

Number of            6.  SHARED VOTING POWER
Shares Bene-
ficially Owned           0
By Each Reporting
Person With:         7.  SOLE DISPOSITIVE POWER

                         400,000 (See Note to Item 4 below)

                     8.  SHARED DISPOSITIVE POWER

                         0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    400,000 (See Note to Item 4 below)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
    Instruction)    [ ]


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.8% (See Note to Item 4 below)

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12.  TYPE OF REPORTING PERSON (See Instructions)

     CO


ITEM 1(a)  NAME OF ISSUER:

           Cypress Financial Services, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           5400 Orange Avenue, Suite 200, Cypress, CA   90630


ITEM 2(a)  NAME OF PERSON(s) FILING:

           Batchelder & Partners, Inc.


ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

           4330 La Jolla Village Drive, Suite 200, San Diego, CA  92122


ITEM 2(c)  CITIZENSHIP:

           Not Applicable.


ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

           Common Stock, $.001 par value per share


ITEM 2(e)  CUSIP NUMBER:

           232781104


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO (S)(S)240.13d-1(b) or 240.13d-2(b) or (c) check whether the person filing is a:



      (a)  [ ] Broker or dealer registered under Section 15 of the

                                       3
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               Act  (15 U.S.C. 78O);

      (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

      (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

      (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

      (e)  [ ] An investment adviser in accordance with
               (S)240.13D-1(b)(1)(ii)(E);

      (f)  [ ] An employee benefit plan or endowment fund in accordance with
               (S)240.13D-1(b)(1)(ii)(F);

      (g)  [ ] A parent holding company or control person in accordance with
               (S)240.13D-1(b)(1)(ii)(G);

      (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i) [ ] A church plan that is excluded from the definition of an investment company under Section (3)(c)(14) of The Investment Company Act of 1940 (15 U.S.C. 80a-3);

      (j)  [ ] Group, in accordance with Rule(S)240.13D-3(b)(1)(ii)(J);

      If this statement is filed pursuant to 13d-1(c), check this box. [X]

ITEM 4:    OWNERSHIP:

           (a) Amount Beneficially Owned:  400,000
           (b) Percent of Class:  5.8%
           (c) Number of shares as to which such person has:
               (i)    sole power to vote or to direct the vote:
                      400,000
               (ii)   shared power to vote or to direct the vote:  0
               (iii)  sole power to dispose or to direct the disposition of:
                      400,000
               (iv)   shared power to dispose or to direct the disposition of:
                      0

     Note: The 400,000 shares of the issuer's common stock underlie a warrant made by the issuer to the reporting person. The warrant is currently exercisable only as to 100,000 shares.

                                       4
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The warrant will become exercisable as to the remaining 300,000 shares in increments of 50,000 shares as the total value of all equity and debt of the issuer reaches certain agreed targeted values. Until the warrant becomes exercisable for a total of 350,000 shares, the reporting person will beneficially own less than 5% of the issuer's common stock. The reporting person is filing this statement at this time because the date on which the warrant may become exercisable as to 350,000 or more shares cannot be ascertained at this time.

ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

         Not applicable.

ITEM 6:  OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

         Not applicable.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.

ITEM 8:  IDENTIFICATION AND CLASSIFICATIONOF MEMBERS OF THE GROUP:

         Not applicable.

ITEM 9:  NOTICE OF DISSOLUTION OF THE GROUP:

         Not applicable.

ITEM 10: CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   February 18, 1999
                                   -----------------
                                   Date

                                   Batchelder & Partners, Inc.

                                   By:________________________
                                      Signature

                                   David H. Batchelder, Chairman and CEO
                                   -------------------------------------
                                   Name/Title

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